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                        [GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

January 26, 1997

Board of Directors
Measurex Corporation
One Results Way
Cupertino, CA 95104

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Measurex Corporation (the "Company") of the $35.00 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger dated as of January 26, 1997 among Honeywell Inc. ("Honeywell"), Honeywell Acquisition Corp., a wholly-owed subsidiary of Honeywell, and the Company (the "Agreement").

The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Honeywell Acquisition Corp. will pay $35.00 in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Honeywell Acquisition Corp. will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by the Company or any subsidiary thereof, Honeywell or Honeywell Acquisition Corp. and Shares as to which stockholders exercise appraisal rights) will be converted into the right to receive $35.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 3, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement.
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Measurex Corporation
January 26, 1997
Page Two

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $35.00 per Share in cash to be received by the holders of Shares pursuant to the Agreement is fair to such holders.

Very truly yours,

/s/  GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.